Additional Related Party Transactions

Parties: Cornelius Fitzgerald and Wind Harvest International, Inc. ("Wind Harvest")
Transaction Type: Loans
Relationship: CFO of Wind Harvest Pilot Project Inc ("WHPP") and Director of Finance and Strategy of Wind Harvest
Transactions:
1. In 2019, Cornelius Fitzgerald loaned Wind Harvest $12,600 through bridge loan notes. Each note has an interest rate of 18%, a 10% origination fee, and a 2020 maturity date.
Note: All notes are outstanding. For more detail, see Outstanding Wind Harvest Indebtedness in Appendix E of the Form C filed herewith with the Securities and Exchange Commission (the "Form C")

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Parties: Kevin Wolf (with spouse Linda Cloud) and Wind Harvest
Transaction Type: Loans
Relationship: Kevin Wolf is CEO of WHPP and President of Wind Harvest
Transactions:
2. In 2019, Kevin Wolf and Linda Cloud loaned Wind Harvest $3,750 through bridge loan notes to Wind Harvest. Each note has an 18% interest rate, a 10% origination fee, and a 2020 maturity date.
3. In 2020, Kevin Wolf and Linda Cloud loaned Wind Harvest $32,000 through bridge loan notes. Each note has an 18% interest rate, a 10% origination fee, and a 2021 maturity date.
Note: All loans are outstanding. See Outstanding Wind Harvest Indebtedness in Appendix E of the Form C for more detail.

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Parties: Wind Harvest and WHPP
Transaction type: Loan
Transactions: As described in the Form C, WHPP will loan Wind Harvest the majority of the proceeds of this Regulation Crowdfunding offering and the 506(c) Offering (as defined in the Form C). Please see Appendix E of the Form C for the agreements for the Wind Harvest Loans.

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Parties: Wind Harvest and WHPP
Transaction type: Warrant
Transactions: Wind Harvest will issue the Warrants (as defined in the Form C) to WHPP as described in the Form C.